Exhibit 99.1

The nominating and corporate governance committee’s proposal regarding election of a new director

The nominating and corporate governance committee (the “Nomination Committee”) of Oatly Group AB (publ) (“Oatly”) proposes that the annual general meeting on 25 May 2023 resolves to elect Martin Brok as a new member of the board of directors.

Mr. Brok was born in 1966. He has a Bachelor of Business Administration (Marketing) from Georgia State University’s Robinson School of Business and he has also attended the program for Management Development at Harvard Business School.

Mr. Brok is a highly experienced global executive and business leader with over 35 years of experience in senior roles at some of the world’s best-known brands, including Sephora, Starbucks, Nike, Burger King Corporation and The Coca-Cola Company. He most recently served as Sephora’s Global President and CEO. Prior to that he was President of Starbucks EMEA after having led Nike’s Direct to Consumer business as its Global COO. Today he serves as Operating Partner at Advent International, sits on the board of directors of Self Esteem Brands, and is Founder & CEO of mb Capital.

Mr. Brok is not employed by Oatly or any of its subsidiaries. He owns 54,257 American depositary receipts, representing 54,257 ordinary shares in Oatly. Mr. Brok is considered independent in relation to Oatly and the company’s executive management and larger shareholders.

Nomination Committee